                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                               -----------------------
                               -----------------------

                                    SCHEDULE 13E-3
                           RULE 13e-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(e) OF THE
                           SECURITIES EXCHANGE ACT OF 1934)
                                   (AMENDMENT NO. 2)

                               -----------------------
                               -----------------------

                                 ODD'S-N-END'S, INC.
                                 (Name of the Issuer)

                                 ODD'S-N-END'S, INC.
                                 99CENTS ONLY STORES
                           ODD'S-N-END'S ACQUISITION CORP.
                            UNIVERSAL INTERNATIONAL, INC.
                         (Name of Person(s) Filing Statement)

                            COMMON STOCK, PAR VALUE $0.07
                            (Title of Class of Securities)

                                    -------------
                                     0006757501
                        (CUSIP Number of Class of Securities)

            David Gold, Chairman of the Board and Chief Executive Officer
                                 99CENTS Only Stores
                              4000 Union Pacific Avenue
                          City of Commerce, California 90023
                                    (213) 980-8145

                           C.N. Franklin Reddick III, Esq.
                            Linda Giunta Michaelson, Esq.
                       Troop Steuber Pasich Reddick & Tobey, LLP
                           2029 Century Park East, 24th Floor
                             Los Angeles, California 90067
                                    (310) 728-3200

                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                        BEHALF OF PERSON(s) FILING STATEMENT)

                               -----------------------
                               -----------------------

     This statement is filed in connection with (check the appropriate box):
     a.   /X/    The filing of solicitation materials or an information
                 statement subject to Regulation 14A, Regulation 14C or Rule
                 13e-3(c) under the Securities Exchange Act of 1934.
     b.   / /    The filing of a registration statement under the Securities
                 Act of 1933.
     c.   / /    A tender offer.
     d.   / /    None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                              CALCULATION OF FILING FEE
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
            TRANSACTION VALUATION (1)             AMOUNT OF FILING FEE (2)

                   $843,243                                $168.65

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

(1) For the purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $0.30 per share, of 2,810,809 shares of common stock of the Issuer, representing all of such shares outstanding on a fully diluted basis (excluding 3,413,239 shares of common stock owned by Universal International, Inc., which shares will not be purchased in the transaction).
(2) The amount of the filing fee represents 1/50th of 1% of the transaction value.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


        Amount Previously Paid:  $168.65          Filing Party:  Odd's-N-End's, Inc.
        Form or Registration No.:  Schedule 14A   Date Filed:  April 28, 1998

                                     INTRODUCTION

     This Statement amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") on behalf of Odd's-N-End's, Inc. (the "Issuer"), 99CENTS Only Stores (the "Purchaser") and Odd's-N-End's Acquisition Corp. (the "Merger Subsidiary") with respect to a proposed merger pursuant to which the Merger Subsidiary will be merged with and into the Issuer (the "Merger"), as amended by Amendment No. 1 thereto filed with the Commission on behalf of the Issuer, the Purchaser, the Merger Subsidiary and Universal International, Inc. ("Universal").

     The Purchaser currently owns approximately 48% of the outstanding common stock of Universal, which owns approximately 55% of the Issuer's outstanding common stock. The Purchaser has made an offer to acquire all outstanding shares of Universal common stock that it does not currently own in exchange for shares of the Purchaser's common stock, at an exchange ratio of one share of the Purchaser's common stock for every 16 shares of Universal common stock and the associated common share purchase rights (the "Exchange Offer"). Following the effective time of the Merger and assuming the Purchaser's ownership of 100% of the outstanding Universal common stock upon the completion of the Exchange Offer, the Purchaser will own (directly and indirectly through Universal) 100% of the Issuer's outstanding common stock.

     Pursuant to an agreement dated as of July 24, 1998 between Universal and the Issuer, Universal acquired 1,500,000 shares of the Issuer's common stock from the Issuer on July 24, 1998 in consideration for Universal's cancellation of $450,000.30 of the outstanding indebtedness under the Issuer's demand discretionary revolving credit facility with Universal. Following such transaction, Universal owns 3,413,239 shares of the Issuer's common stock, representing approximately 55% of the outstanding shares of such common stock.

     The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the preliminary Proxy Statement of the Issuer that the Issuer filed with the Commission on April 28, 1998, as amended by Amendment No. 2 to the preliminary Proxy Statement that the Issuer filed with the Commission (as so amended, the "preliminary Proxy Statement") concurrently herewith. The information set forth in the preliminary Proxy Statement, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the preliminary Proxy Statement. The cross-reference sheet indicates the caption in the preliminary Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the preliminary Proxy Statement, it is so indicated in the cross-reference sheet.

                                CROSS REFERENCE SHEET

                 Pursuant to General Instruction F to Schedule 13E-3


SCHEDULE 13E-3 ITEM                                   ALL REFERENCES ARE TO PORTIONS OF THE
NUMBER AND CAPTION                                    PRELIMINARY PROXY STATEMENT WHICH
                                                      ARE INCORPORATED HEREIN BY REFERENCE
--------------------------------------------------   ---------------------------------------------------------------
1.   Issuer and Class of Security Subject to the
     Transaction.

     (a). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Parties to the Merger Agreement; Universal."

     (b). . . . . . . . . . . . . . . . . . . .      "SECURITY OWNERSHIP OF CERTAIN
                                                     BENEFICIAL OWNERS AND MANAGEMENT."

     (c). . . . . . . . . . . . . . . . . . . .      "PRICE RANGE OF COMMON STOCK."

     (d). . . . . . . . . . . . . . . . . . . .      "PRICE RANGE OF COMMON STOCK."


     (e). . . . . . . . . . . . . . . . . . . .      Not applicable.

     (f). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Background of the Merger; Current
                                                     Relationships and Transactions"; "SPECIAL
                                                     FACTORS--Background of the Merger" and
                                                     "--Recommendation of the Board of Directors;
                                                     Fairness of the Merger."

2.   Identity and Background.

     (a) - (d) and (g). . . . . . . . . . . . .      "SUMMARY--Parties to the Merger Agreement; Universal";
                                                     "SPECIAL FACTORS--Current Relationships and
                                                     Transactions"; "DIRECTORS AND EXECUTIVE
                                                     OFFICERS OF THE COMPANY"; "DIRECTORS AND
                                                     EXECUTIVE OFFICERS OF THE PURCHASER AND THE
                                                     MERGER SUBSIDIARY"; "DIRECTORS AND EXECUTIVE
                                                     OFFICERS OF UNIVERSAL."

     (e) - (f). . . . . . . . . . . . . . . . .      Not applicable.

3.   Past Contacts, Transactions or
     Negotiations.

     (a). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Conflicts of Interest"; "SPECIAL FACTORS--Background
                                                     of the Merger" and  "--Current Relationships and Transactions";
                                                     "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

     (b). . . . . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Background of the Merger"
                                                     and "--Current Relationships and Transactions";
                                                     "SECURITY OWNERSHIP OF CERTAIN
                                                     BENEFICIAL OWNERS AND MANAGEMENT."
--------------------------------------------------------------------------------------------------------

SCHEDULE 13E-3 ITEM                                   ALL REFERENCES ARE TO PORTIONS OF THE
NUMBER AND CAPTION                                    PRELIMINARY PROXY STATEMENT WHICH
                                                      ARE INCORPORATED HEREIN BY REFERENCE
--------------------------------------------------   ----------------------------------------------------------------
4.   Terms of the Transaction.

     (a). . . . . . . . . . . . . . . . . . . .      "SUMMARY"; "SPECIAL FACTORS--Purpose and
                                                     Structure of the Merger," "--Certain Effects of the
                                                     Merger; Plans for the Company After the Merger," "--
                                                     Current Relationships and Transactions" and "--
                                                     Federal Income Tax Consequences of the Merger";
                                                     "THE MERGER AGREEMENT"; "ANNEX A."

     (b). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Conflicts of Interest"; "SPECIAL FACTORS--Background
                                                     of the Merger," "--Certain Effects of the Merger; Plans for the
                                                     Company After the Merger," "--Current Relationships
                                                     and Transactions"; "THE MERGER AGREEMENT";
                                                     "ANNEX A."

5.   Plans or Proposals of the Issuer or
     Affiliate.

     (a) - (b). . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Certain Effects of the Merger;
                                                     Plans for the Company After the Merger."

     (c). . . . . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Certain Effects of the Merger;
                                                     Plans for the Company After the Merger," "--Current
                                                     Relationships and Transactions."

     (d) - (g). . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Purpose and Structure of the
                                                     Merger"; "--Certain Effects of the Merger; Plans for
                                                     the Company After the Merger"; "PRICE RANGE OF
                                                     COMMON STOCK."

6.   Source and Amounts of Funds or
     Other Consideration.

     (a). . . . . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Financing for the Merger."

     (b). . . . . . . . . . . . . . . . . . . .      "EXPENSES."

     (c). . . . . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Financing for the Merger."

     (d). . . . . . . . . . . . . . . . . . . .      Not applicable.
--------------------------------------------------------------------------------------------------------

SCHEDULE 13E-3 ITEM                                   ALL REFERENCES ARE TO PORTIONS OF THE
NUMBER AND CAPTION                                    PRELIMINARY PROXY STATEMENT WHICH
                                                      ARE INCORPORATED HEREIN BY REFERENCE
--------------------------------------------------   ---------------------------------------------------
7.   Purpose(s), Alternatives, Reasons
     and Effects.

     (a) - (c). . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Background of the Merger,"
                                                     "--Purpose and Structure of the Merger" and "--
                                                     Certain Effects of the Merger; Plans for the Company
                                                     After the Merger."

     (d). . . . . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Purpose and Structure of the
                                                     Merger," "--Certain Effects of the Merger; Plans for
                                                     the Company After the Merger," "--Current
                                                     Relationships and Transactions," "--Accounting
                                                     Treatment of the Merger," "--Federal Income
                                                     Tax Consequences of the Merger" and "--Appraisal
                                                     Rights"; "THE MERGER AGREEMENT"; "ANNEX B."

8.   Fairness of the Transaction.

     (a) - (b). . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Background of the Merger"
                                                     and "--Recommendation of the Board of Directors;
                                                     Fairness of the Merger."

     (c). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Vote Required; Record Date"; "THE
                                                     SPECIAL MEETING--Record Date and Voting."

     (d). . . . . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Recommendation of the Board
                                                     of Directors; Fairness of the Merger."


     (e). . . . . . . . . . . . . . . . . . . .      "SPECIAL FACTORS--Background of the Merger"
                                                     and "--Recommendation of the Board of Directors;
                                                     Fairness of the Merger."

     (f). . . . . . . . . . . . . . . . . . . .      Not applicable.

9.   Reports, Opinions, Appraisals and Certain
     Negotiations.

     (a). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Recommendation of the Board of
                                                     Directors"; "SPECIAL FACTORS--Recommendation
                                                     of the Board of Directors; Fairness of the Merger."

     (b) - (c). . . . . . . . . . . . . . . . .      Not applicable.
--------------------------------------------------------------------------------------------------------

SCHEDULE 13E-3 ITEM                                   ALL REFERENCES ARE TO PORTIONS OF THE
NUMBER AND CAPTION                                    PRELIMINARY PROXY STATEMENT WHICH
                                                      ARE INCORPORATED HEREIN BY REFERENCE
--------------------------------------------------   ---------------------------------------------------
10.  Interest in Securities of the Issuer.

     (a). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Conflicts of Interest" and "--Background
                                                     of the Merger; Current Relationships and Transactions";
                                                     "THE SPECIAL MEETING--Record Date and Voting"; "SPECIAL
                                                     FACTORS--Current Relationships and Transactions";
                                                     "SECURITY OWNERSHIP OF CERTAIN
                                                     BENEFICIAL OWNERS AND MANAGEMENT."

     (b). . . . . . . . . . . . . . . . . . . .      Not applicable.

11.  Contracts, Arrangements or . . . . . . . .      "SUMMARY--Vote Required; Record Date"; "THE
     Understandings with Respect to the . . . .      SPECIAL MEETING--Record Date and Voting";
     Issuer's Securities. . . . . . . . . . . .      "THE MERGER AGREEMENT"; "ANNEX A."

12.  Present Intention and Recommendation of
     Certain Persons with Regard to the
     Transaction.

     (a) - (b). . . . . . . . . . . . . . . . .      "SUMMARY--Vote Required; Record Date" and
                                                     "--Recommendation of the Board of Directors"; "THE
                                                     SPECIAL MEETING--Record Date and Voting";
                                                     "SPECIAL FACTORS--Recommendation of the Board
                                                     of Directors; Fairness of the Merger" and "--Current
                                                     Relationships and Transactions."

13.  Other Provisions of the Transaction.

     (a). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Appraisal Rights"; "SPECIAL
                                                     FACTORS--Appraisal Rights"; "ANNEX B."

     (b). . . . . . . . . . . . . . . . . . . .      Not applicable.

     (c). . . . . . . . . . . . . . . . . . . .      Not applicable.

14.  Financial Information.

     (a). . . . . . . . . . . . . . . . . . . .      "SELECTED HISTORICAL FINANCIAL DATA";
                                                     "AVAILABLE  INFORMATION."

     (b). . . . . . . . . . . . . . . . . . . .      Not applicable.
--------------------------------------------------------------------------------------------------------

SCHEDULE 13E-3 ITEM                                   ALL REFERENCES ARE TO PORTIONS OF THE
NUMBER AND CAPTION                                    PRELIMINARY PROXY STATEMENT WHICH
                                                      ARE INCORPORATED HEREIN BY REFERENCE
--------------------------------------------------   ---------------------------------------------------
15.  Persons and Assets Employed, Retained or
     Utilized.

     (a). . . . . . . . . . . . . . . . . . . .      "SUMMARY--Background of the Merger; Current
                                                     Relationships and Transactions"; "SPECIAL
                                                     FACTORS--Background of the Merger," "--Current
                                                     Relationships and Transactions," "--Certain Effects of
                                                     the Merger; Plans for the Company After the Merger";
                                                     "THE MERGER AGREEMENT--Agreements of the
                                                     Purchaser, the Merger Subsidiary and the Company";
                                                     "EXPENSES."

     (b). . . . . . . . . . . . . . . . . . . .      "THE SPECIAL MEETING--Voting, Revocation and
                                                     Solicitation of Proxies."

16.  Additional Information . . . . . . . . . .      The information set forth in the preliminary Proxy
                                                     Statement and all Annexes thereto is incorporated
                                                     herein by reference in its entirety.

17.  Material to be Filed as Exhibits . . . . .      Separately included herewith.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

      (a) The information concerning the Issuer and its principal executive offices set forth in the section entitled "SUMMARY--Parties to the Merger Agreement; Universal" is incorporated herein by reference.

      (b) The information set forth in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

      (c) The information set forth in the section entitled "PRICE RANGE OF COMMON STOCK" is incorporated herein by reference.

      (d) The information set forth in the section entitled "PRICE RANGE OF COMMON STOCK" is incorporated herein by reference.

      (e)    Not applicable.

      (f) The information set forth in the sections entitled "SUMMARY-- Background of the Merger; Current Relationships and Transactions"; "SPECIAL FACTORS--Background of the Merger" and "--Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (d) and (g) The persons filing this Statement are the Issuer (the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), the Purchaser, the Merger Subsidiary and Universal. The information set forth in the sections entitled "SUMMARY--Parties to the Merger Agreement; Universal"; "SPECIAL FACTORS--Current Relationships and Transactions"; "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY"; "DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND THE MERGER SUBSIDIARY" and "DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL" is incorporated herein by reference.

      (e) and (f)   During the last five years, none of the Issuer, the
Purchaser, the Merger Subsidiary or Universal, or, to the best of their knowledge, any of their respective executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a)    The information set forth in the sections entitled
"SUMMARY--Conflicts of Interest"; "SPECIAL FACTORS--Background of the Merger," "--Current Relationships and Transactions" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

      (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Current Relationships and
Transactions" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the sections entitled "SUMMARY"; "SPECIAL FACTORS--Purpose and Structure of the Merger," "--Certain Effects of the Merger; Plans for the Company After the Merger," "--Current Relationships and Transactions" and "--Federal Income Tax Consequences of the Merger";
"THE MERGER AGREEMENT"; and "ANNEX A" is incorporated herein by reference.

      (b)    The information set forth in the sections entitled
"SUMMARY--Conflicts of Interest"; "SPECIAL FACTORS--Background of the Merger," "--Certain Effects of the Merger; Plans for the Company After the Merger" and "--Current Relationships and Transactions"; "THE MERGER AGREEMENT"; and "ANNEX A" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      (a) - (b)   The information set forth in the section entitled "SPECIAL
FACTORS--Certain Effects of the Merger; Plans for the Company After the Merger" is incorporated herein by reference.

      (c) The information set forth in the section entitled "SPECIAL FACTORS--Certain Effects of the Merger; Plans for the Company After the Merger" and "--Current Relationships and Transactions" is incorporated herein by reference.

      (d) - (g) The information set forth in the sections entitled "SPECIAL FACTORS--Purpose and Structure of the Merger," "--Certain Effects of the Merger; Plans for the Company After the Merger" and "PRICE RANGE OF COMMON STOCK" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the section entitled "SPECIAL FACTORS--Financing for the Merger" is incorporated herein by reference.

      (b) The information set forth in the section entitled "EXPENSES" is incorporated herein by reference.

      (c) The information set forth in the section entitled "SPECIAL FACTORS--Financing for the Merger" is incorporated herein by reference.

      (d)    Not applicable.

ITEM 7. PURPOSE(s), ALTERNATIVES, REASONS AND EFFECTS.

      (a) - (c) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Purpose and Structure of the Merger" and "--Certain Effects of the Merger; Plans for the Company After the Merger" is incorporated herein by reference.

      (d) The information set forth in the sections entitled "SPECIAL FACTORS--Purpose and Structure of the Merger," "--Certain Effects of the Merger; Plans for the Company After the Merger," "--Current Relationships and Transactions," "--Accounting Treatment of the Merger," "--Federal Income
Tax Consequences of the Merger" and "--Appraisal Rights"; "THE MERGER AGREEMENT"; and "ANNEX B" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a) - (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

      (c) The information set forth in the sections entitled "SUMMARY--Vote Required; Record Date" and "THE SPECIAL MEETING--Record Date and Voting" is incorporated herein by reference.

      (d) The information set forth in the section entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

      (e) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger;" and "--Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

      (f)    Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

      (a)    The information set forth in the sections entitled
"SUMMARY--Recommendation of the Board of Directors" and "SPECIAL
FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

      (b) - (c)     Not applicable.

ITEM 10.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The information set forth in the sections entitled "SUMMARY--Conflicts of Interest" and "--Background of the Merger; Current Relationships and Transactions"; "THE SPECIAL MEETING--Record Date and Voting"; "SPECIAL FACTORS--Current Relationships and Transactions" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

      (b)    Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth in the sections entitled "SUMMARY--Vote Required; Record Date"; "THE SPECIAL MEETING--Record Date and Voting"; "THE MERGER AGREEMENT" and "ANNEX A" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

      (a) - (b) The information set forth in the sections entitled "SUMMARY--Vote Required; Record Date" and "--Recommendation of the Board of Directors"; "THE SPECIAL MEETING--Record Date and Voting"; "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Merger" and "--Current Relationships and Transactions" is incorporated herein by reference.

ITEM 13.     OTHER PROVISIONS OF THE TRANSACTION.

      (a)    The information set forth in the sections entitled
"SUMMARY--Appraisal Rights"; "SPECIAL FACTORS--Appraisal Rights" and "ANNEX B" is incorporated herein by reference.

      (b)    Not applicable.

      (c)    Not applicable.

ITEM 14.     FINANCIAL INFORMATION.

      (a) The information set forth in the sections entitled "SELECTED HISTORICAL FINANCIAL DATA" and "AVAILABLE INFORMATION" is incorporated herein by reference.

      (b)    Not applicable.

ITEM 15.     PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

      (a) The information set forth in the sections entitled "SUMMARY--Background of the Merger; Current Relationships and Transactions"; "SPECIAL FACTORS--Background of the Merger," "--Certain Effects of the Merger; Plans for the Company After the Merger" and "--Current Relationships and Transactions"; "THE MERGER AGREEMENT--Agreements of the Purchaser, the Merger Subsidiary and the Company" and "EXPENSES" is incorporated herein by reference.

      (b) The information set forth in the section entitled "THE SPECIAL MEETING--Voting, Revocation and Solicitation of Proxies" is incorporated herein by reference.

ITEM 16.     ADDITIONAL INFORMATION.

      The information set forth in the preliminary Proxy Statement and all Annexes thereto is incorporated herein by reference in its entirety.

ITEM 17.     MATERIAL TO BE FILED AS EXHIBITS.

      (a)    Not applicable.

      (b)    Not applicable.

      (c)(1) Agreement and Plan of Reorganization, dated as of March 24, 1998, among Odd's-N-End's, Inc., 99CENTS Only Stores and Odd's-N-End's Acquisition Corp. (incorporated by reference to Annex A to the preliminary Proxy Statement).

      (c)(2) Agreement, dated as of July 24, 1998, between Universal International, Inc. and Odd's-N-End's, Inc. (filed with Amendment No. 1 to the Schedule 13E-3 on August 5, 1998).

      (d) Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A of Odd's-N-End's, Inc. and related Notice of Special Meeting and Proxy filed on August 18, 1998.

      (e) Section 262 to the Delaware General Corporation law (incorporated by reference to Annex B of the preliminary Proxy Statement).

      (f)    Not applicable.

                                      SIGNATURES

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        ODD'S-N-END'S, INC.



                                        By /s/ Richard Ennen
                                          --------------------------------------
                                          Name:      Richard Ennen
                                          Title:     President

Dated:  August 17, 1998



                                        99CENTS ONLY STORES



                                        By /s/ David Gold
                                          --------------------------------------
                                          Name:      David Gold
                                          Title:     President and Chief
                                                     Executive Officer

Dated:  August 17, 1998



                                        ODD'S-N-END'S ACQUISITION CORP.



                                        By /s/ David Gold
                                          --------------------------------------
                                          Name:      David Gold
                                          Title:     President


Dated:  August 17, 1998



                                        UNIVERSAL INTERNATIONAL, INC.


                                        By /s/ Richard Ennen
                                          --------------------------------------
                                          Name:      Richard Ennen
                                          Title:     President

Dated:  August 17, 1998

                                  INDEX TO EXHIBITS


EXHIBIT NUMBER           EXHIBIT DESCRIPTION

(c)(1) Agreement and Plan of Reorganization, dated as of March 24, 1998, among Odd's-N-End's, Inc., 99CENTS Only Stores and Odd's-N-End's Acquisition Corp. (incorporated by reference to Annex A to the preliminary Proxy Statement).

(c)(2) Agreement, dated as of July 24, 1998, between Universal International, Inc. and Odd's-N-End's, Inc. (filed with Amendment No.1 to the Schedule 13E-3 on August 5,
                         1998).

(d)                      Amendment No. 2 to Preliminary Proxy Statement on
                         Schedule 14A of Odd's-N-End's, Inc. and related Notice of Special Meeting and Proxy, filed on August 4, 1998.

(e) Section 262 to the Delaware General Corporation law (incorporated by reference to Annex B of the preliminary Proxy Statement).